CM 8/29

BP 8/26



05043801

S[illegible] COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Protected Investors of America

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050

(No. and Street)



San Francisco, California 94104

(City) (State) (Zip Code)

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Buchfinck (415) 398-4363

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant

(Name — *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Rita Buchfinck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Protected Investors of America, as of June 30, 2005, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


MIRA MA
Commission # 1590729
Notary Public - California
San Francisco County
My Comm. Expires Jun 28, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROTECTED INVESTORS OF AMERICA

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2005

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2005

Board of Directors
Protected Investors of America
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Protected Investors of America, as of June 30, 2005, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Protected Investors of America. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2005, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PROTECTED INVESTORS OF AMERICA

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

CASH		$ 319 364
DEPOSIT – NATIONAL FINANCIAL SERVICES		50 000
COMMISSIONS RECEIVABLE FROM BROKER DEALERS, MUTUAL FUNDS AND FEES		661 511
MARKET SECURITIES AT MARKET		494 333
NON-MARKETABLE SECURITIES AT MARKET (COST $3,315)		3 315
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $211,788		-
INCOME TAXES		38 364
OTHER ASSETS		21 444
		$1 588 331

LIABILITIES AND SHAREHOLDERS' EQUITY

COMMISSIONS PAYABLE		$ 614 234
ACCRUED SALARIES AND BENEFITS		109 255
ACCRUED EXPENSES		60 066
TOTAL LIABILITIES		783 555
SHAREHOLDERS' EQUITY:		
COMMON STOCK - NO PAR VALUE:		
AUTHORIZED 200,000 SHARES		
ISSUED AND OUTSTANDING 81,381 SHARES	$ 66 957	
ADDITIONAL PAID-IN CAPITAL	418 247	
RETAINED EARNINGS	319 572	804 776
		$1 588 331

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

REVENUES:		
Commissions		$5 024 366
Asset management and advisory services		2 055 569
Investment income		37 213
Other income		18 932
		7 136 080
EXPENSES:		
Commissions	$5 833 320	
Officers and employees compensation and benefits	792 164	
Other operating expenses	310 906	
Rent	91 471	
Depreciation	17 352	
	7 045 213	
Less reimbursed expenses	(49 869)	6 995 344
INCOME BEFORE INCOME TAXES		140 736
INCOME TAXES ($11,000 deferred)		48 000
NET INCOME		$ 92 736

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2004	$66 957	$363 837	$235 235	$666 029
SHARES ISSUED		54 410		54 410
SHARES REDEEMED			(4 400)	(4 400)
DIVIDENDS PAID			(3 999)	(3 999)
NET INCOME			92 736	92 736
BALANCE AT JUNE 30, 2005	$66 957	$418 247	$319 572	$804 776

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN CASH FLOW

YEAR ENDED JUNE 30, 2005

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income		$ 92 736
Adjustments to reconcile net loss to net cash		
Provided (used) by operating activities:		
Depreciation and amortization		17 352
Changes in assets and liabilities:		
Commissions receivable		(22 059)
Deferred income taxes		10 963
Other assets		(9 432)
Commissions payable		65 285
Accrued expenses		13 021
Accrued salaries and benefits		14 149
Federal and state taxes		(33 924)
CASH PROVIDED BY OPERATING ACITIVITIES		148 091
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of securities	$(343 587)	
Basis of securities sold	17 999	
Securities sold, not yet purchased, at market	(16 799)	
Purchase of furniture and equipment	(8 654)	
CASH USED BY INVESTMENT ACTIVITIES		(351 041)
CASH FLOW FROM FINANCING ACTIVITIES:		
Dividend Paid	(3 999)	
Net Proceeds from issuance of shares	54 410	
Net cost of shares redeemed	(4 400)	
CASH PROVIDED BY FINANCING ACTIVITIES		46 011
NET DECREASE IN CASH		(156 939)
CASH AND CASH EQUIVALENTS, beginning of year		476 303
CASH AND CASH EQUIVALENTS, end of year		$ 319 364
INCOME TAXES PAID		$ 37 000

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer and investment advisor engaged in the sale and management of marketable securities, mutual funds, insurance and other investment products primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into a contract with National Financial Services Corp. who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Asset valuations

Securities owned are stated at market values. Securities not readily marketable, include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred income taxes result from reporting changes in the carrying value of securities and from deducting deferred compensation and paid time off for financial statement purposes prior to deducting those items for tax purposes.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Statement of Cash Flow

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B – CASH

Cash includes $50,000 in certificates of deposit due July, 2005. These certificated of deposit can be sold in secondary markets.

NOTE C - DEPOSIT

The Company has deposited $50,000 with National Financial Services Corp. as security for its transactions with National. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE D - EXECUTIVE COMPENSATION

The Company has entered into an agreement with certain officers whereby they receive base compensation plus 1.26% of the monthly revenues of the Company, excluding investment income.

Other employees receive base salary plus .50% of monthly revenue.

NOTE E - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2006 and 2008. Minimum rental payments for the next three years are as follows:

2006	$58,000
2007	6,000
2008	6,000

NOTE F - PENSION PLAN

The Company has established a Simple-IRA Plan for all full time employees. The Plan requires a 3% Company contribution, which amounts to $17,265 for the June 30, 2005 year end.

NOTE G - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions and asset management and advisory fees receivables are limited due to the fact that most receivables are not payable to registered representatives until collected, and are due from numerous mutual funds and individuals. As of June 30, 2005, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2005 the Corporation had net capital of $672,725 and aggregate indebtedness of approximately $784,000, a ratio of 1.16 to 1.00.

SUPPLEMENTAL INFORMATION

PROTECTED INVESTORS OF AMERICA

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2005

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$804 776
NON-ALLOWABLE ASSETS:		
Other assets	21 444	
Income tax	38 364	
Securities not marketable	3 315	
Total non-allowable assets		(63 123)
HAIRCUTS ON SECURITIES:		
Money market accounts	2 028	
Certificates of Deposit	250	
Marketable Securities	66 650	
Total haircuts		(68 928)
NET CAPITAL		$672 725
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$783 555
Ratio of Aggregate Indebtedness to Net Capital		1.16 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 52 240
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 52 240
Excess Net Capital		$620 485

PROTECTED INVESTORS OF AMERICA

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2005

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through National Financial Services Corporation on a fully disclosed basis.

PROTECTED INVESTORS OF AMERICA

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2005

The difference between net capital on the respondent's June 30, 2005 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$662 948
Add:	Increase in net receivables	$96 186	
	Decrease in non-allowable assets	57 342	153 528
Deduct:	Accrued compensation and bonuses	76 211	
	Other net income adjustments	43 043	
	Income tax adjustments	1 400	
	Increase in depreciation	7 288	
	Increase in haircuts of marketable securities	15 809	(143 751)
Net capital per this report			$672 725

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2005

Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing my audit of the financial statements of Protected Investors of America for the year ended June 30, 2005 on which I issued my report dated August 17, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Certified Public Accountant